                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*


                           Aames Financial Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)


                         Common Shares, par value $0.001
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    00253A 2
--------------------------------------------------------------------------------
                      (CUSIP Number of Class of Securities)

                           Capital Z Management, Inc.
                      One Chase Manhattan Plaza, 44th Floor
                            New York, New York 10005
                         Attention: Mr. David A. Spuria
                             Tel. No. (212) 898-8700

                                    Copy to :

                            Thomas M. Cerabino, Esq.
                            Willkie Farr & Gallagher
                               787 Seventh Avenue
                            New York, New York 10019
                                 (212) 728-8000

--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                February 10, 1998
--------------------------------------------------------------------------------
                          (Date of Event which Requires
                            Filing of this Schedule)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following: |_|

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in prior cover page.

     This Amendment No. 1 to Schedule 13D with respect to Aames Financial Corporation is being filed by Capital Z Financial Services Fund II, L.P., Capital Z Partners, L.P., Capital Z Partners, Ltd., and Capital Z Management, Inc. (collectively, the "Reporting Persons") to amend the Schedule 13D (the "Schedule 13D") originally filed by the Reporting Persons on December 23, 1998. Capitalized terms used but not defined herein have the meanings assigned to such terms in the Schedule 13D.

Item 4.  Purpose of Transaction.

     Item 4 of Schedule 13D is hereby amended by adding the following before the last paragraph of such item:

     On February 10, 1999, Capital Z purchased 26,704 shares of Series B Convertible Preferred Stock and 49,796 shares of Series C Convertible Preferred Stock of the Company pursuant to the terms of the Preferred Stock Purchase Agreement executed on December 23, 1998, as amended on February 10, 1999 (the "Amendment"). In addition, the Company issued to Capital Z Management, Inc. a warrant to purchase up to 3 million shares of Common Stock at an exercise price of $1.00 per share (the "Contingent Warrant"). The Contingent Warrant is exercisable only if the Recapitalization is not completed prior to June 30, 1999.

     The foregoing descriptions of the Amendment and the Contingent Warrant are qualified in their entirety by reference to the Amendment and the Contingent Warrant which are attached hereto as

Exhibit 1 and Exhibit 2, respectively, and are incorporated herein by reference.

Item 7.  Material to be Filed as Exhibits.

1. Amendment No. 1 to Preferred Stock Purchase Agreement, dated as of February 10, 1999, by and between Aames Financial Corporation and Capital Z Financial Services Fund II, L.P.

2.   Contingent Warrant, dated February 10, 1999.

                                    SIGNATURE


     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  February 19, 1999

                                 CAPITAL Z FINANCIAL SERVICES
                                 FUND II, L.P., a Bermuda limited partnership

                                 By: Capital Z Partners, L.P., a Bermuda limited
                                     Partnership, its General Partner

                                 By: Capital  Z   Partners,   Ltd.,   a  Bermuda
                                     corporation, its General Partner

                                 By: /s/ David A. Spuria
                                    -----------------------
                                     Name: David A. Spuria
                                     Title: General Counsel




                                 CAPITAL Z PARTNERS, L.P.,
                                 a Bermuda limited partnership

                                 By: Capital  Z   Partners,   Ltd.,   a  Bermuda
                                     corporation, its General Partner

                                 By: /s/ David A. Spuria
                                    -----------------------
                                     Name: David A. Spuria
                                     Title: General Counsel



                                 CAPITAL Z PARTNERS, LTD.,
                                 a Bermuda corporation

                                 By: /s/ David A. Spuria
                                    -----------------------
                                     Name: David A. Spuria
                                     Title: General Counsel



                                 CAPITAL Z MANAGEMENT, INC.,
                                 a Bermuda corporation

                                 By: /s/ David A. Spuria
                                    -----------------------
                                     Name: David A. Spuria
                                     Title: General Counsel

EXHIBIT INDEX

Exhibit No.                   Title
-----------                   -----

99.1                          Amendment  No.  1  to  Preferred   Stock  Purchase
                              Agreement,  dated as of February 10, 1999,  by and
                              between Aames Financial  Corporation and Capital Z
                              Financial Services Fund II, L.P.

99.2                          Contingent Warrant, dated February 10, 1999.